Exhibit 99.1

Vision Marine Technologies Wins 2022 Tripadvisor Travelers’ Choice Award for

Vision Electric Boat Rentals

Vision Marine’s Great Customer Reviews Land it a Place Among Travelers’ Favorites

Montreal, Canada, July 6, 2022 – Vision Marine Technologies, Inc. (NASDAQ: VMAR) (“Vision Marine” or the “Company”), the global technology leader in the electric transition of the recreational boating industry serving both OEMs and consumers, is pleased to announce it has been recognized by Tripadvisor as a 2022 Travelers’ Choice Award winner for our electric boat rental operation, located in Newport Beach, California. The award celebrates businesses that have received excellent feedback and reviews from customers around the globe on Tripadvisor over the past 12 months. Vision Electric Boat Rental (“EBR”) currently ranks among the top 10% of listings on Tripadvisor. EBR’s business has grown rapidly through the recent COVID pandemic, increasing its fleet by 25% and consistently providing high quality boats and positive customer experiences.

Vision Marine CEO Alex Mongeon comments, “We are thrilled to be globally recognized as a favorite among travelers and Tripadvisors’ customers. We have provided safe, eco-friendly electric boat rides with reliable service to over 250,000 customers since our inception over 5 years ago.”

“Congratulations to the 2022 Tripadvisor Travelers’ Choice Winners,” said Kanika Soni, Chief Commercial Officer at Tripadvisor. “The Travelers’ Choice Awards recognize the best in tourism and hospitality, according to those who matter most: your guests. Ranking among the Travelers’ Choice winners is always tough — but never more so than this year as we emerge from the pandemic. Whether it is using new technology, implementing safety measures, or hiring outstanding staff, I am impressed by the steps you have taken to meet travelers' new demands. You've adapted brilliantly in the face of adversity."

To follow Vision Electric Boat Rentals’ success on Tripadvisor, visit https://www.tripadvisor.com/Attraction_Review-g32780-d12216601-Reviews-EB_Rental_LTD-Newport_Beach_California.html.

ABOUT VISION MARINE TECHNOLOGIES, INC.

Vision Marine Technologies, Inc. (Nasdaq: VMAR), strives to be a guiding force for change and an ongoing driving factor in fighting the problems associated with waterway pollution by disrupting the traditional boating industry with electric power, in turn directly contributing to zero pollution, zero emission and a noiseless environment. Our flagship outboard powertrain (“E-Motion™”) is the first fully electric purpose-built outboard powertrain system that combines an advanced battery pack, inverter, and high efficiency motor with proprietary union assembly between the transmission and the electric motor design utilizing extensive control software. Our E-Motion™ and related technologies used in this powertrain system are uniquely designed to improve the efficiency of the outboard powertrain and, as a result, enhance both range and performance. Vision Marine continues to design, innovate, manufacture, and sell handcrafted, high performance, environmentally friendly, electric recreational power boats to customers. The design and technology applied to our boats results in far greater enhanced performance in general, higher speeds, and longer range. Simply stated, a smoother ride than a traditional internal combustion engine (ICE) motorboat.

ABOUT TRIPADVISOR

Tripadvisor, the world's largest travel guidance platform*, helps hundreds of millions of people each month** become better travelers, from planning to booking to taking a trip. Travelers across the globe use the Tripadvisor site and app to discover where to stay, what to do and where to eat based on guidance from those who have been there before. With more than 988 million reviews and opinions of nearly eight million businesses, travelers turn to Tripadvisor to find deals on accommodations, book experiences, reserve tables at delicious restaurants and discover great places nearby. As a travel guidance company available in forty-three markets and twenty-two languages, Tripadvisor makes planning easy no matter the trip type.

The subsidiaries of Tripadvisor, Inc. (NASDAQ: TRIP), own and operate a portfolio of travel media brands and businesses, operating under various websites and apps, including the following websites:

www.bokun.io, www.cruisecritic.com, www.flipkey.com, www.thefork.com, www.helloreco.com, www.holidaylettings.co.uk, www.housetrip.com, www.jetsetter.com, www.niumba.com, www.seatguru.com, www.singleplatform.com, www.vacationhomerentals.com, and www.viator.com.

Forward-Looking Statements

Certain statements made in this press release are “forward-looking statements” within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995. Forward-looking statements may be identified by the use of words such as “anticipate,” “believe,” “expect,” “estimate,” “plan,” “outlook,” and “project” and other similar expressions that predict or indicate future events or trends or that are not statements of historical matters. These forward-looking statements reflect the current analysis of existing information and are subject to various risks and uncertainties. As a result, actual results may differ materially from these expectations due to changes in global, regional, or local economic, business, competitive, market, regulatory and other factors, many of which are outside of Vision Marine’s control. Important factors that could cause actual results to differ materially from those in the forward-looking statements are set forth in Vision Marine’s Annual Report on Form 20-F, filed with the U.S. Securities and Exchange Commission (SEC) for the year ended August 31, 2021, as such factors may be updated from time to time in Vision Marine’s periodic filings with the SEC. Any forward-looking statement in this press release speaks only as of the date of this release. Vision Marine undertakes no obligation to publicly update or review any forward-looking statement, whether as a result of new information, future developments or otherwise, except as may be required by any applicable securities laws. https://visionmarinetechnologies.com.

Investor and Company Contact:

Bruce Nurse

Vision Marine Technologies, Inc.

(800) 871-4274

bn@v-mti.com

www.visionmarinetechnologies.com